Exhibit 99.1

Altamira Therapeutics Provides Year-End 2022 Business Update

●	Strategic BentrioTM partnering or divestiture process enters decisive phase

●	Partnering or divestiture process for inner ear therapeutics assets ongoing

●	Implementing new organizational structure to support strategic focus on RNA business

●	Promoted Covadonga Pañeda, Ph.D., from Chief Development Officer to Chief Operating Officer

●	Database about to be locked in acute COVID-19 trial with Bentrio; top-line data expected by early January 2023

●	Enrollment into Australia’s seasonal allergic rhinitis trial with Bentrio expected to complete before holiday season

HAMILTON, BERMUDA / December 19, 2022 / Altamira Therapeutics Ltd. (NASDAQ:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today provided a business update on its strategic repositioning and key business developments.

Update on strategic repositioning process

As part of its strategy to focus exclusively on RNA delivery, Altamira has been in active discussions with several well-established OTC consumer health companies for the partnering of Bentrio for North America, Europe and other key markets. Those discussions intensified following the 510(k) clearance of the product by the US Food and Drug Administration (FDA) and have advanced well, including due diligence by interested parties. The discussions have now moved into a decisive phase, and the Company anticipates entering into a partnering transaction shortly.

The process for the sale of the other legacy assets – inner ear therapeutics – to a European family office (the “Buyer”) is still ongoing. Under the previously announced two-stage transaction, the Buyer is to first acquire for cash consideration of $2.2 million 100 percent of the share capital of Zilentin AG, one of Altamira’s inner ear subsidiaries, and an option to acquire all additional inner ear companies for up to $27 million in a second step payment as well as milestone payments of up to $55 million plus royalty payments. Since the Buyer has reiterated its intention to complete the transaction, the Company has agreed to extend the deadline date for the first step to December 30, 2022.

Promoting Covadonga Pañeda to COO to lead expansion of RNA business

The Board of Directors has promoted Covadonga Pañeda, Ph.D., to the newly created position of Chief Operating Officer, effective January 1, 2023, to lead and grow the RNA business. The Company is also re-allocating responsibilities amongst its staff to reflect its increasing strategic and operational focus on RNA delivery technology.

Dr. Pañeda joined the Company in April 2022 as Chief Development Officer for the RNA business. In her new role, she will lead a management team covering science, pre-clinical, technology, clinical and business development functions. In her previous positions, she has worked with pharmaceutical companies, contract research organizations, and in the European venture capital industry (life sciences sector). Her extensive background includes Director of Development at Limm Therapeutics, a neuroimmune biopharmaceutical company, and seven years as R&D Manager at Sylentis S.A., a clinical stage RNAi biopharmaceuticals company.

Over the past few months, Altamira has actively presented and promoted its OligoPhoreTM / SemaPhoreTM platforms for extrahepatic deliver of RNA via industry and scientific conferences and peer-reviewed professional journal publications. These efforts are planned to accelerate in 2023.

CEO Commentary

“We are making solid progress with our transformation into an RNA delivery technology company,” stated Thomas Meyer, Altamira Therapeutics’ founder, Chairman and CEO. “With the promotion of Dr. Pañeda to COO, and by implementing a new organizational structure for our RNA operations, we will be well positioned in 2023 to continue our expansion in this exciting field. At the same time, our clinical trials with Bentrio are approaching important milestones in both the allergy and the viral infection indications, and we have entered a decisive phase with our plans to partner the product for North America, Europe and other key markets.

“As for the divestiture of our legacy assets in inner ear therapeutics, we consider the planned transaction with a European family office to be still feasible. However, we also remain open to pursuing a divestiture or partnering transaction with other parties should a closing with the Buyer by year-end 2022 fail to materialize.”

Approaching database lock for COVAMID trial with Bentrio in acute COVID-19 infection

The database for the COVAMID trial in acute COVID-19 patients is about to be locked. Upon receipt of the last pending approval from one of the regulatory agencies involved in the oversight of the trial, the preplanned statistical analysis of the study data will be carried out. Altamira expects top-line data to become available in early January 2023.

COVAMID is a randomized, placebo controlled clinical trial to evaluate the ability of Bentrio to reduce the SARS-CoV-2 viral load in the nose, alleviate COVID-19 signs and symptoms, and decrease the frequency of COVID-19 related hospital admissions. In the trial, 160 COVID-19 patients were randomized at a 2:1:1 ratio to receive for 10 days either Bentrio, a placebo (Bentrio minus its key mineral component), or no treatment, followed by a 10-day observation phase. COVAMID is being conducted in Bulgaria and North Macedonia.

In case of a positive outcome from the COVAMID clinical trial, the Company expects to seek an expansion of its product label to also include viral infections in countries requiring supportive clinical data. So far, Altamira has demonstrated effective protection from infection with human rhinovirus (common cold), influenza virus and SARS-CoV-2 in cell cultures with human nasal epithelia cells.

Seasonal allergic rhinitis study to complete enrollment

Enrollment into the Australian NASAR trial with Bentrio in SAR has advanced rapidly towards the target of 100 patients. The Company expects to complete recruitment just before the holiday season, slightly ahead of schedule. Top-line data for this trial are expected later during Q1 2023.

NASAR is a randomized controlled trial to compare the safety and efficacy of Bentrio against a saline nasal spray. Study participants are randomized at a 1:1 ratio to either receive Bentrio or saline spray via self-administration three times per day, or as needed, for two weeks. The primary endpoint will be the comparison of the reflective Total Nasal Symptom Score (rTNSS) under treatment with Bentrio against saline spray.

The NASAR study will allow under real life conditions for a head-to-head comparison of Bentrio with saline nasal sprays, which is currently the most frequently used type of drug-free treatment for allergic rhinitis. Interim data from the trial were used in support of the 510(k) clearance of Bentrio by the FDA.

About Altamira Therapeutics

Altamira Therapeutics (NASDAQ:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens and, where approved, viruses (Bentrio™; commercial) or for the treatment of vertigo (AM-125; post Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the approval and timing of commercialization of AM-301, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT

Investors@altamiratherapeutics.com
800-460-0183

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